FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of March 2002
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                      Form 20 - F [ X ] Form 40 - F [ _ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ _ ] No [ X ]


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This Form 6-K consists of:

An Ontario Securities Commission Form 27 Material Change Report regarding Vasogen's Congestive Heart Failure Clinical Trial Results, dated March 5, 2002.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By /s/ Christopher  Waddick
                                        ---------------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  March 5, 2002


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                             Material Change Report

Item 1        Reporting Issuer

              Vasogen Inc.
              2155 Dunwin Drive
              Mississauga, Ontario
              L5L 4M1


Item 2        Date of Material Change

              February 28, 2002


Item 3        Press Release

               A press release with respect to the material change described herein was issued on February 28, 2002 via Canada NewsWire and filed on SEDAR.


Item 4        Summary of Material Change

               Vasogen Inc. ("Vasogen") today announced positive results from a clinical trial of its immune modulation therapy in patients with chronic congestive heart failure (CHF), a disease affecting five million Americans.


Item 5        Full Description of Material Change

               Vasogen, a developer of immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today announced positive results from a clinical trial of its immune modulation therapy in patients with CHF.

               The randomized, double-blind, placebo-controlled clinical trail in 73 advanced CHF patients, conducted at leading cardiac centers in the United States and Canada, demonstrated an impact on the most rigorous measures of therapeutic efficacy in CHF - hospitalizations and deaths. The study showed that, compared to the placebo group, the group receiving Vasogen's immune modulation therapy experienced significantly fewer major events - either hospitalizations (24 versus 41) or deaths (1 versus 7). This significantly lower event rate was supported by improvements in quality of life and NYHA clinical classification for patients receiving Vasogen's immune modulation therapy. The therapy was also shown to be well tolerated and free of significant adverse side effects.

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               The  study of  Vasogen's  immune  modulation  therapy  in CHF was conducted at leading North American cardiac centers: Baylor College of Medicine, the DeBakey Heart Center of The Methodist Hospital, and the Texas Heart Institute, under the direction of
               Dr.  Guillermo  Torre-Amione,   Medical  Director  of  the  Heart
               Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Head of the Section of Heart Failure and Cardiac Transplant Medicine; and l'Hopital Notre-Dame du CHUM (University of Montreal), under the direction of Dr. Francois Sestier, Cardiologist.

               The trial enrolled a total of 73 patients, randomized into two groups, each of which received either Vasogen's immune modulation therapy (n=36) or placebo treatments (n=37). Among the inclusion criteria for patients recruited into the trial were a New York Heart Association (NYHA) classification of III or IV (advanced disease) and a left ventricular ejection fraction (LVEF) of less than 40%. Patients were also on stable doses of pharmaceuticals that reflect the standard of care, which include angiotensin converting enzyme (ACE) inhibitors, beta blockers, digoxin, and diuretics. Several parameters relevant to CHF, including NYHA classification, exercise tolerance, LVEF and quality of life, were assessed at baseline, at a time point near the middle of the study, and at the end of the study. Serious adverse events, including hospitalizations and deaths, were monitored throughout the six-month trial. At baseline, the active treatment and placebo groups were well matched in all important respects, including gender, race, age, concomitant medications, NYHA classification, LVEF, exercise tolerance, and quality of life.

               The trial demonstrated a significant reduction in the rate of major events (hospitalizations and deaths) in patients receiving Vasogen's immune modulation therapy, with 12 patients (33%) in the active treatment group experiencing one or more major events during the study, compared to 22 patients (59%) in the placebo group (p=0.035). In addition, the number of major events was significantly lower (p=0.035) in the active treatment group, compared to the placebo group (25 versus 48). These results were supported by the markedly lower mortality rate observed among patients receiving Vasogen's immune modulation therapy, with a 2.8% mortality rate (1 death) in the active treatment group, compared to 19% (7 deaths) in the placebo group, a difference that closely approached statistical significance (p=0.056). The number of hospitalizations alone also trended strongly lower in the group receiving active therapy, with 24 hospitalizations, compared to 41 hospitalizations in the placebo group (p=0.089).

               The significant reduction in hospitalizations and deaths in the active treatment group was also supported by consistent trends observed in improvements in quality of life, and in clinical status as measured by changes in NYHA classification. Patients in the active treatment group reported a mean improvement in quality of life of 12.2 points from the beginning to the end of the study, using the Minnesota Living with Heart Failure (MLHF) questionnaire, compared to a 4.5 point mean improvement in the



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               placebo group (p=0.11). A change of 5 points on the MLHF scale is considered clinically significant. Consistent with this trend, the percentage of patients in the active treatment group who improved their NYHA status by at least one class was 42%, compared to 24% in the placebo group (p=0.14). No significant differences were observed in either LVEF or exercise tolerance between the two groups, while both the placebo and active treatment groups showed increases in these measures over the course of the study.


               Vasogen's immune modulation therapy was also shown to be well tolerated, with no treatment-related patient withdrawals from the trial. In addition, no treatment-related serious adverse events were reported, further confirming the established safety profile of Vasogen's immune modulation therapy. The mortality rate observed in the placebo group was consistent with that expected for a group of CHF patients with similar demographics, based on published placebo-controlled studies. The seven deaths in the placebo group were distributed throughout the six-month course of the study, while the single death in the active treatment group, which was considered not to be related to cardiac disease, occurred in the last month of the study.


Item 6        Reliance on Confidentiality Provisions

              Not applicable.


Item 7        Omitted Information

              Not applicable.


Item 8        Senior Officers

               For   further   information    contact    Christopher    Waddick,
               Vice-President, Finance, Chief Financial Officer, Secretary and Treasurer at 905-569-9065.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 5th day of March, 2002.

                                      VASOGEN INC.

                                       /s/ Christopher Waddick
                                       -----------------------
                                 By:   Christopher Waddick,
                                       Vice-President, Finance , Chief
                                       Financial Officer, Secretary
                                       and Treasurer